Deutsche Bank Securities Inc.

60 Wall Street,

New York, N.Y. 10005

United States

Goldman Sachs (Asia) L.L.C.

68th Floor, Cheung Kong Center

2 Queens Road, Central

Hong Kong

February 27, 2018

VIA EDGAR CORRESPONDENCE

Mr. Courtney Lindsay

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

U.S.A.

Re:	Bright Scholar Education Holdings Limited

Registration Statement on Form F-1 (File No.: 333-223193)

Ladies and Gentlemen:

We hereby join Bright Scholar Education Holdings Limited (the “Company”) in connection with its request for acceleration of the above-referenced Registration Statement, requesting effectiveness at 4:00 p.m., Eastern Time, on February 27, 2018, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations promulgated under the Securities Act of 1933, as amended, we wish to advise you that, through the date hereof, 264 copies of the Company’s preliminary prospectus dated February 23, 2018 were distributed to prospective underwriters, institutional investors, dealers and others.

The undersigned advise that the underwriters have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature pages follow]

Very truly yours,

As representative of the several underwriters

DEUTSCHE BANK SECURITIES INC.

By:	/s/ Francis Windels
Name:	Francis Windels
Title:	Managing Director

By:	/s/ Mark Schwartz
Name:	Mark Schwartz
Title:	Managing Director

[Signature Page to Acceleration Request (Underwriters)]

Very truly yours,

As representative of the several underwriters

GOLDMAN SACHS (ASIA) L.L.C.

By:	/s/ Stephen Wong
Name:	Stephen Wong
Title:	Managing Director

[Signature Page to Acceleration Request (Underwriters)]